UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

3.1	Sixth Amended and Restated Memorandum and Articles of Association of Baidu, Inc.

99.1	Press Release—Baidu Provides Update on Voluntary Conversion to Dual-Primary Listing on the Main Board of the Hong Kong Stock Exchange

99.2	Announcement with the Stock Exchange of Hong Kong Limited––Voluntary Conversion to Dual Primary Listing on the Hong Kong Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Haijian He
Name	:	Haijian He
Title	:	Chief Financial Officer

Date: August 27, 2026